SCHEDULE A

COLUMBIA ETF TRUST I

The following series of Columbia ETF Trust I are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
Columbia Diversified Fixed Income Allocation ETF	0.25%
Columbia Sustainable Global Income ETF	0.25%
Columbia Sustainable International Income ETF	0.25%
Columbia Sustainable U.S. Income ETF	0.25%

*	The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Adopted:	April 19, 2016

Restated to reflect the addition of
Columbia Diversified Fixed Income
Allocation ETF	September 20, 2017